Goldman Sachs & Co. LLC | 200 West Street | New York | NY 10282-2198 | Tel: 212-902-1000

Opening Transaction

Date:	September 02, 2026
To:	LIPO INVESTMENTS (USA) INC.
From:	GOLDMAN SACHS & CO. LLC
GS Reference No:	SDB1409127930.0.0.0.1-1

Please see the following link for ISDA publications incorporated in this Confirmation:
https://www.goldman.com/web/common/disclosures?select=isda

The purpose of this communication (this "Confirmation") is to set forth the terms and conditions of the above-referenced transaction entered into on the Trade Date specified below (the "Transaction") between Goldman Sachs & Co. LLC ("GS&Co.") and LIPO INVESTMENTS (USA) INC. ("Counterparty"). This communication constitutes a "Confirmation" as referred to in the Agreement, as defined below.

This Confirmation is a confirmation for purposes of Rule 10b-10 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This Confirmation is subject to, and incorporates, the definitions and provisions of the 2006 ISDA Definitions (the "2006 Definitions") and the definitions and provisions of the 2002 ISDA Equity Derivatives Definitions (the "Equity Definitions", and together with the 2006 Definitions, the "Definitions"), in each case as published by the International Swaps and Derivatives Association, Inc. ("ISDA"). In the event of any inconsistency between the 2006 Definitions and the Equity Definitions, the Equity Definitions will govern.

This Confirmation supplements, forms a part of, and is subject to a Goldman Sachs Master Agreement dated as of October 21, 2025, as amended and supplemented from time to time (the "Agreement"), between GS&Co. and Counterparty.

All provisions contained in, or incorporated by reference to, the Agreement will govern this Confirmation except as expressly modified herein. Notwithstanding any provisions to the contrary in the Agreement, Loss and Second Method shall apply to this Transaction. In the event of any inconsistency between this Confirmation and the Definitions or the Agreement, the following will prevail in the order of precedence indicated: (i) this Confirmation, (ii) the Equity Definitions, (iii) the 2006 Definitions and (iv) the Agreement.

This Transaction constitutes a Share Forward Transaction for the purposes of the Equity Definitions. The terms of the particular Transaction to which this Confirmation relates are as follows:

<u>General Terms:</u>

Securities Transaction Provisions:	Applicable
Trade Date:	September 1, 2026
Seller:	Counterparty
Buyer:	GS&Co.
Shares:	Lululemon Athletica Inc

	(Ric: LULU.OQ)
Number Of Shares:	1,274,318.00
Prepayment:	Not Applicable
Optional Drawdown:	Counterparty, at its election, may request, on one or more occasions, an optional drawdown under the Transaction through a written request to GS&Co. (a "Drawdown Request") specifying a number of Shares (the "Drawdown Number of Shares") subject to such Drawdown Request not to exceed the Number of Shares; provided that each such Drawdown Request shall be in an amount greater than or equal to $5,000,000; provided further that the total aggregate amount of all such Drawdown Requests shall not exceed an amount equal to the product of (i) The Number of Shares multiplied by (y) the Forward Floor Price. Upon receiving a Drawdown Request, unless an Event of Default or Potential Event of Default has occurred with respect to Counterparty, GS&Co. shall pay to Counterparty an amount in USD equal to the Drawdown Amount on the Drawdown Effective Date. In the event GS&Co. makes such a payment in respect of the Transaction, the provisions of "Funded Settlement" shall apply to the Transaction in lieu of the provisions of "Unfunded Settlement".
Drawdown Amount:	An amount in USD equal to (i) the product of (x) the Drawdown Number of Shares multiplied by (y) the Forward Floor Price minus (ii) the Interest Amount with respect to the Drawdown Notional Amount.
Interest Amount:	In respect of the Drawdown Amount, an amount determined by GS&Co. (acting in good faith and in a commercially reasonable manner) equal to its theoretical cost of funding for such Drawdown Amount, as applicable, taking into account (x) the relevant USD SOFR swap rates, and (y) the relevant GS&Co. funding spread, as determined by GS&Co., in each case, at the time of such determination.
Drawdown Effective Date:	In respect of an Optional Drawdown for the Transaction, the date 35 days following the date on which a Drawdown Request is made, except that if such day is not both an Exchange Business Day and a Local Business Day, then the Drawdown Effective Date shall be the immediately subsequent day that is both an Exchange Business Day and a Local Business Day. For the avoidance of doubt, there shall be no Drawdown Effective Date if the related Transaction has been terminated prior to what otherwise would have been the Drawdown

	Effective Date.
Variable Obligation:	Applicable
Forward Floor Price:	USD 94.17
Forward Cap Price:	USD 181.27
Exchange(s):	The Nasdaq Stock Market, Inc.
Related Exchange:	All Exchanges
<u>Valuation:</u>	
Valuation Time:	As provided in Section 6.1 of the Equity Definitions.
Valuation Date:	September 1, 2028
Futures Price Valuation:	Not Applicable
<u>Settlement Terms:</u>	
Physical Settlement:	Applicable which means that the provisions set forth below under "Funded Settlement" and "Unfunded Settlement", as applicable, will apply
NASDAQ Closing Price:	Where NASDAQ is the Exchange, notwithstanding Sections 1.23(b) and 7.3(a) of the Equity Definitions, the Relevant Price and Settlement Price, as the case may be, will be the NASDAQ Official Closing Price (NOCP) as of the Valuation Time on the Valuation Date as reported in the official price determination mechanism for the Exchange.
Settlement Currency:	USD (all amounts shall be converted to the Settlement Currency in good faith and in a commercially reasonable manner by the Calculation Agent)
Number of Shares to be Delivered:	As provided in Section 9.5 of the Equity Definitions.
Settlement Date:	2 Clearance System Business Days after the Valuation Date.
<u>Funded Settlement:</u>	
Funded Settlement:	In the event that GS&Co. has made a payment as described in "Optional Drawdown", this section "Funded Settlement" shall apply.
Funded Settlement Method Election:	Applicable, which means that Counterparty may elect for the provisions of Funded Cash Settlement below to apply to the Transaction by (x) no later than the tenth Scheduled Trading Day immediately

prior to the Scheduled Valuation Date, delivering an irrevocable written notice of such election to GS&Co. (an "Funded Settlement Election Notice"), setting forth Counterparty's election of Funded Cash Settlement and the Settlement Method Representations set forth below and (y) on the Scheduled Trading Day prior to the Scheduled Valuation Date (i) repeating the Settlement Method Representations to GS&Co. in writing and (ii) paying to GS&Co. an amount in USD equal to the sum of (A) the Drawdown Repayment Amount plus (B) product of (x) the Number of Shares multiplied by (y) the excess, if any, of the Settlement Price for the date two Scheduled Trading Days immediately preceding such Scheduled Valuation Date (or, if such date is not an Exchange Business Day, the immediately preceding Exchange Business Day) over the Forward Cap Price (such amount, the "Funded Prepayment Amount"). For the avoidance of doubt, if a valid Funded Settlement Election Notice is not delivered and/or the Funded Prepayment Amount, if any, is not paid, Funded Physical Settlement shall apply.

Funded Cash Settlement:	On the Settlement Date where Funded Cash Settlement is applicable, (x) if the Funded Adjustment Amount is positive, Counterparty shall pay to GS&Co. an amount in USD equal to the Funded Adjustment Amount or (y) if the Funded Adjustment Amount is negative, GS&Co. shall pay to Counterparty an amount in USD equal to the absolute value of the Funded Adjustment Amount.
Funded Cash Settlement Amount:	(i) if the Settlement Price is greater than the Forward Cap Price, an amount equal to the sum of (x) the Drawdown Repayment Amount plus (y) the product of (A) the Number of Shares multiplied by (B) the difference of (1) the Settlement Price minus (2) the Forward Cap Price. (ii) if the Settlement Price is equal to or greater than the Forward Floor Price, but no greater than the Forward Cap Price, the Drawdown Repayment Amount. (iii) if the Settlement Price is less than the Forward Floor Price, an amount equal to the sum of (x) the Drawdown Repayment Amount plus (y) the product of (A) the Number of Shares multiplied by (B) the difference of (1) the Settlement Price minus (2) the Forward Floor Price.
Funded Adjustment Amount:	Where Funded Cash Settlement applies, an amount equal to the Funded Cash Settlement Amount minus the Funded Prepayment Amount, if any.

Funded Physical Settlement:	If applicable, on the Settlement Date, Counterparty will deliver to GS&Co. the Funded Number of Shares to be Delivered and an amount of cash in USD equal to the product of any fractional Share and the Settlement Price
Funded Number of Shares to be Delivered:	A number of shares equal to (x) the sum of (A) the Collar Leg Amount plus (B) the Drawdown Repayment Amount divided by (y) the Settlement Price
Collar Leg Amount:	An amount in USD equal, calculated as follows: (i) if the Settlement Price is greater than the Forward Cap Price, an amount equal to the product of (x) the Number of Shares multiplied by (y) the difference of (A) the Settlement Price minus (B) the Forward Cap Price. (ii) if the Settlement Price is equal to or greater than the Forward Floor Price, but no greater than the Forward Cap Price, zero. (iii) if the Settlement Price is less than the Forward Floor Price, an amount equal to the product of (x) the Number of Shares multiplied by (y) the difference of (A) the Settlement Price minus (B) the Forward Floor Price. For the avoidance of doubt, the Collar Leg Amount may be negative (and will be negative in the case of clause (iii) above).
Drawdown Repayment Amount:	An amount in USD equal to the sum of (A) the aggregate of all Drawdown Amounts for the Transaction plus (B) the Interest Amount.

<u>Unfunded Settlement:</u>

Unfunded Settlement:	The provisions of this section "Unfunded Settlement" shall apply only if GS&Co. has not made a payment as described in "Optional Drawdown".
Unfunded Settlement Method Election:	Applicable, which means that Counterparty may elect for the provisions of Unfunded Cash Settlement below to apply the Transaction by (x) no later than the tenth Scheduled Trading Day immediately prior to the Scheduled Valuation Date, delivering an irrevocable written notice of such election to GS&Co. (an "Unfunded Settlement Election Notice"), setting forth Counterparty's election of Unfunded Cash Settlement and the Settlement Method Representations set forth below and (y) on the Scheduled Trading Day prior to the

	Scheduled Valuation Date (i) repeating the Settlement Method Representations to GS&Co. in writing and (ii) paying to GS&Co. an amount in USD equal to the product of (A) the Number of Shares, multiplied by (B) the excess, if any, of the Settlement Price for the date two Scheduled Trading Days immediately preceding such Scheduled Valuation Date (or, if such date is not an Exchange Business Day, the immediately preceding Exchange Business Day) over the Forward Cap Price (such amount, the “Unfunded Prepayment Amount”). For the avoidance of doubt, if a valid Unfunded Settlement Election Notice is not delivered and/or the Unfunded Prepayment Amount, if any, is not paid, Unfunded Physical Settlement shall apply.
Unfunded Physical Settlement:	If applicable, on the Settlement Date, (A) GS&Co. shall pay to Counterparty an amount equal to (x) the Forward Floor Price multiplied by (y) the Number of Shares, subject to the provisions of “Valuation Date” above and (B) Counterparty shall deliver to GS&Co. (x) the Unfunded Number of Shares to be Delivered and (y) an amount of cash in USD equal to the product of any fractional Share and the Settlement Price.
Unfunded Number of Shares to be Delivered:	The “Number of Shares to be Delivered” calculated as provided in Section 9.5 of the Equity Definitions (provided that references to “Number of Shares” therein shall be read as references to the Number of Shares, subject to the provisions of “Valuation Date” above).
Unfunded Cash Settlement:	On the Settlement Date where Unfunded Cash Settlement is applicable, (x) if the Unfunded Adjustment Amount is positive, Counterparty shall pay to GS&Co. an amount in USD equal to the Unfunded Adjustment Amount or (y) if the Unfunded Adjustment Amount is negative, GS&Co. shall pay to Counterparty an amount in USD equal to the absolute value of the Unfunded Adjustment Amount.
Unfunded Cash Settlement Amount:	(i) if the Settlement Price is greater than the Forward Cap Price, an amount equal to the product of (x) the Number of Shares multiplied by (y) the difference of (A) the Settlement Price minus (B) the Forward Cap Price. (ii) if the Settlement Price is equal to or greater than the Forward Floor Price, but no greater than the Forward Cap Price, zero. (iii) if the Settlement Price is less than the Forward Floor Price, an amount equal to the

	product of (x) the Number of Shares multiplied by (y) the difference of (A) the Settlement Price minus (B) the Forward Floor Price.
Unfunded Adjustment Amount:	Where Unfunded Cash Settlement applies, an amount equal to the Unfunded Cash Settlement Amount minus the Unfunded Prepayment Amount, if any.
Other Applicable Provisions:	To the extent GS&Co. is obligated to deliver Shares subject to Funded Settlement or Unfunded Settlement hereunder, the provisions of Sections 9.8, 9.9, 9.10 and 9.11 of the Equity Definitions will be applicable.
Settlement Method Representations:	Any Settlement Election Notice specifying Funded Cash Settlement or Unfunded Cash Settlement shall only be valid if it contains the following representations and warranties of Counterparty: (i) as of the date of such Cash Settlement Election Notice, Counterparty is not in possession of any material non-public information with respect to Issuer or the Shares; and (ii) as of the date of such Cash Settlement Election Notice, Counterparty Repeats all of its representations and warranties contained in this Confirmation.
<u>Dividends:</u>	
Extraordinary Dividend:	For any calendar quarter, any dividend or distribution on the Shares with an ex-dividend date occurring during such calendar quarter (other than any dividend or distribution of the type described in Section 11.2(e)(i) or Section 11.2(e)(ii)(A) of the Equity Definitions) (a "Dividend") the amount or value of which (as determined by the Calculation Agent), when aggregated with the amount or value (as determined by the Calculation Agent) of any and all previous Dividends with ex-dividend dates occurring in the same calendar quarter, is different from the Regular Dividend Amount.
Consequences of Extraordinary Dividends:	Notwithstanding anything to the contrary in the Equity Definitions, if at any time during the Dividend Period an ex-dividend date for an Extraordinary Dividend occurs or is deemed to occur, then the Calculation Agent shall, in its good faith and commercially reasonable judgement, make adjustments (for the avoidance of doubt, determined on a gross basis) to any one or more of the Forward Floor Price, the Forward Cap Price, the Number of Shares, and/or any other variable relevant to the exercise, settlement, payment or

	other terms of the Transaction (including, for the avoidance of doubt, so as to impose an obligation on Counterparty to make a payment or delivery of all or a portion of such Dividend, or to pledge all or a portion of such Dividend as Collateral to secure Counterparty's obligations hereunder after giving effect to any other adjustments with respect to such Extraordinary Dividend) as it determines appropriate to account for the economic effect on the Transaction of such Extraordinary dividend.
Regular Dividend Amount:	Means, USD 0.00 per Share per calendar quarter.
Dividend Period:	The period commencing on, but excluding, the Trade Date and ending on, and including, the Valuation Date.
<u>Share Adjustments:</u>	
Method of Adjustment:	Calculation Agent Adjustment
<u>Extraordinary Events:</u>	
Consequences of Merger Events:	
Share-for-Share:	Modified Calculation Agent Adjustment
Share-for-Other:	Cancellation and Payment (Calculation Agent Determination)
Share-for-Combined:	Component Adjustment
Tender Offer:	Applicable
Consequences of Tender Offer:	
Share-for-Share:	Modified Calculation Agent Adjustment
Share-for-Other:	Cancellation and Payment (Calculation Agent Determination)
Share-for-Combined:	Component Adjustment
Amendments Regarding Merger Events and Tender Offers:	Section 12.1(l) of the Equity Definitions shall be amended (x) by deleting the parenthetical phrase in both the third line thereof and the fifth line thereof and (y) by replacing the word "that" in both the third line thereof and the fifth line thereof with the words "whether or not such announcement" and (ii) Sections 12.2(b), 12.2 (e), 12.3(a), 12.3(d), and 12.7(b) of the Equity Definitions shall each be amended by replacing each occurrence of the words "Merger Date" and "Tender Offer Date", as the case may be, with the words "Announcement Date."

Consequences of Announcement Events:	Modified Calculation Agent Adjustment as set forth in Section 12.3(d) of the Equity Definitions, as amended hereby; provided that, in respect of an Announcement Event, (x) references to "Tender Offer" shall be replaced by references to "Announcement Event" and references to "Tender Offer Date" shall be replaced by references to "date of such Announcement Event", (y) the word "shall" in the second line shall be replaced with "may" and (z) for the avoidance of doubt, the Calculation Agent may determine the effect on the Transaction of such Announcement on one or more occasions on or after the date of the Announcement Event, it being understood that any adjustment in respect of an Announcement Event shall take into account any earlier adjustment relating to the same Announcement Event. An Announcement Event shall be an "Extraordinary Event" for purposes of the Equity Definitions, to which Article 12 of the Equity Definitions is applicable. For the avoidance of doubt, any such adjustment shall be without prejudice to the application of the provisions set forth in "Consequences of Merger Events" and/or "Consequences of Tender Offers" with respect to the related Merger Event or Tender Offer (i) Section 12.1(l) of the Equity Definitions shall be amended (x) by deleting the parenthetical phrase in both the third line thereof and the fifth line thereof and (y) by replacing the word "that" in both the third line thereof and the fifth line thereof with the words "whether or not such announcement" and (ii) Sections 12.2(b), 12.2 (e), 12.3(a) 12.3(d), and 12.7(b) of the Equity Definitions shall each be amended by replacing each occurrence of the words "Merger Date" and "Tender Offer Date", as the case may be, with the words "Announcement Date."
Announcement Events:	(i)The public announcement of any Merger Event or Tender Offer, the intention to enter into a Merger Event or Tender Offer or any transaction or event that, if completed, would constitute a Merger Event or Tender Offer, (ii) the public announcement of (x) any acquisition by Issuer or any of its subsidiaries where the aggregate consideration exceeds 15% of the market capitalization of Issuer as of the date of such announcement, as determined by Calculation Agent (an "Acquisition Transaction") or (y) any lease, exchange, transfer, or disposition (including, without limitation, by way of spinoff or distribution) of assets (including, without limitation, any capital stock or other ownership interests or other ownership interest in the Issuer's subsidiaries) or other similar event by Issuer or any of its subsidiaries where the aggregate

consideration exceeds 15% of the market capitalization of Issuer as of the date of such announcement, as determined by Calculation Agent (a “Disposal Transaction”), (iii) the public announcement of an intention by Issuer or any of its subsidiaries to solicit or enter into, or to explore strategic alternatives or other similar undertaking that may include, a Merger Event, Tender Offer, Acquisition Transaction or Disposal Transaction, (iv) any other announcement that in the reasonable judgement of Calculation Agent may result in a Merger Event, Tender Offer, Acquisition Transaction or Disposal Transaction or (v) any subsequent public announcement of a change to a transaction or intention that is the subject of an announcement of the type described in clause (i), (ii), (iii) or (iv) of this sentence (including, without limitation, a new announcement, whether or not by the same party, relating to such a transaction or intention or the announcement of a withdrawal from, or the abandonment or discontinuation of, such a transaction or intention) (in each case, whether such announcement is made by Issuer or a third party); provided that, for the avoidance of doubt, the occurrence of an Announcement Event with respect to any transaction or intention shall not preclude the occurrence of a later Announcement Event with respect to such transaction or intention. For purposes of this Announcement Event provision, “Merger Event” shall be read with the references therein to “100%” being replaced by “15%” and to “50%” by “75%” and without reference to the clause beginning immediately following the definition of Reverse Merger therein to the end of such definition)

Composition of Combined Consideration:	Not Applicable; provided that notwithstanding Section 12.5(b) of the Equity Definitions, to the extent that the composition of the consideration for the relevant Shares pursuant to a Tender Offer or Merger Event could be determined by a holder of the Shares, the Calculation Agent will, in its sole discretion, determine such composition.
Nationalization, Insolvency or Delisting:	Cancellation and Payment (Calculation Agent Determination); provided that in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it shall also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re- quoted on any of the New York Stock Exchange, the American Stock Exchange or The NASDAQ National Market (or their respective successors); if the Shares are immediately re-listed, re-traded or re- quoted on any such exchange or

	quotation system, such exchange or quotation system shall be deemed to be the Exchange.
Additional Disruption Events:	For the purposes of Section 12.9 of the Equity Definitions, references to the terms 'a party' or a 'Hedging Party' will be deemed to include any of its Affiliates for all purposes other than giving or receiving notice.
Change in Law:	Applicable; provided that the word "Shares" in Section 12.9(a)(ii) of the Equity Definitions is replaced by the words "Hedge Positions"
Failure to Deliver:	Applicable
Insolvency Filing:	Applicable
Hedging Disruption:	Not Applicable
Loss of Stock Borrow:	Applicable
Maximum Stock Loan Rate:	200 bps
Hedging Party:	GS&Co.
Increased Cost of Stock Borrow:	Applicable
Initial Stock Loan Rate:	25 bps
Increased Cost of Hedging:	Not Applicable
Determining Party:	GS&Co.
Hedge Positions:	The definition of "Hedge Positions" in Section 13.2(b) of the Equity Definitions shall be amended by (i) inserting the words ", unwind, termination" after the words "entry into" and before the words "or maintenance" in the first line and (ii) replacing the words "a party" with the words "GS&Co. or its Affiliates" in the third line.
<u>Additional Representations, Agreements and Acknowledgements:</u>	
Non-Reliance:	Applicable
Agreements and Acknowledgements Regarding Hedging Activities:	Applicable
Additional Acknowledgements:	Applicable
Payment Instructions:	As provided separately by the parties
Calculation Agent:	GS&Co. All calculations, adjustments and determinations by the Calculation Agent shall be made in good faith and in a commercially

reasonable manner. Following any adjustment, determination or calculation by the Calculation Agent hereunder, upon a written request by Counterparty (which may be by email), the Calculation Agent will promptly (but in any event within five Scheduled Trading Days) provide to Counterparty by email to the email address provided by Counterparty in such written request a report (in a commonly used file format for the storage and manipulation of financial data) displaying in reasonable detail the basis for such adjustment, determination or calculation (including any quotations, market data or information from internal or external sources and any assumptions used in making such adjustment, determination or calculation), it being understood that in no event will the Calculation Agent be obligated to share with Counterparty any proprietary or confidential data or information or any proprietary or confidential models used by it in making such adjustment, determination or calculation or any information that is subject to an obligation not to disclose such information.

Counterparty is not entering into any Transaction hereunder or taking any action hereunder (including any election or deemed election) or in connection herewith while in possession of any material non-public information regarding the Issuer or the Shares or the business, operations or prospects of the Issuer.

Counterparty is not, has not been for the preceding three months, and shall not during the term of any Transaction hereunder become, (x) an “affiliate” of the Issuer within the meaning of Rule 144 under the Securities Act of 1933, as amended, (y) (1) the beneficial owner (as defined in Rule 13d-3 under the Exchange Act, but treating any securities beneficially owned by Counterparty that are convertible, exchangeable or exercisable into or for equity securities of the Issuer as if they had been converted, exchanged or exercised) or (2) without double-counting any ownership interest referred to in clause (1) above, otherwise the owner or the holder of a pecuniary interest (whether directly or indirectly, including through swaps, options, convertible or exchangeable securities, other derivative positions, whether cash or physically-settled or otherwise) in the aggregate of more than 9.9 percent of the outstanding shares of any class or series of equity securities issued by the Issuer (or a member of a “group” within the meaning of Rule 13d-5(b) that has such beneficial ownership or holdings) or (z) an “insider” of the Issuer within the meaning of Section 16 of the Exchange Act.

Provided that (i) a Potential Event or a Default Event has not occurred and is not continuing or (ii) an Early Termination Date has not occurred or been designated as a result of a Default Event, nothing in this Confirmation is intended to alter the Counterparty’s voting rights with respect to the Shares.

GS&Co. agrees that it shall not have the right to sell, lend, pledge, rehypothecate, assign, invest, use, commingle or otherwise dispose of, or otherwise use in its business any Shares pledged for the purposes of this Transaction as Credit Support (as defined in the Agreement).

GOLDMAN, SACHS & CO. (“GS&Co.”), as principal. Unless otherwise indicated, GS&Co. has acted as principal in respect of this Transaction. The time and venue of execution of this Transaction is available upon request. GS&Co. may make or receive payments to/from a third party in connection with this Transaction, the details of which are available upon request.

Counterparty hereby agrees (a) to check this Confirmation (GS Reference No. SDB1409127930.0.0.0.1-1) carefully and promptly upon receipt so that errors or discrepancies can be promptly identified and rectified and (b) to confirm that the foregoing (in the exact form provided by GS&Co.) correctly sets forth the terms of the agreement between GS&Co. and Counterparty with respect to this Transaction, by manually signing this Confirmation as evidence of agreement to such terms and providing any other information requested herein.

Yours faithfully,
GOLDMAN SACHS & CO. LLC

/s/ Gautam Vattem
Gautam Vattem

Agreed and Accepted by:
LIPO INVESTMENTS (USA) INC.

By: /s/ Dennis J. Wilson
Name: Dennis J. Wilson
Title: Director

Counterparty Reference Number: